Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: May 10, 2005

Press Release

HARMONY WARNS AGAINST MISREPRESENTIONS REGARDING ITS RESERVES OR OTHER COMPANY DATA

Johannesburg, Tuesday 10 May 2005 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced that it had embarked on a legal process to investigate some of the comments attributed to Gold Fields executives and reported by the South African media on 9 May 2005.

“Harmony views these media reports in a serious light. We are tired of having Gold Fields executives and the media misrepresenting many issues ranging from Harmony’s financial statements to our Competent Persons’ Report. For the media to headline mere allegations and spin is irresponsible. For the Gold Fields’ executives to make these allegations in the first place is more serious. They have gone one step too far this time.” commented Chief Executive Bernard Swanepoel.

“SRK has confirmed and ratified our reserve statement. It has also reviewed and accepted the macroeconomic assumptions contained in our reserve statement. In the interests of full disclosure, SRK has also provided a range of macroeconomic scenarios under which it calculates our reserves, as we do in our annual report. The result of this process is that our estimate of Proven and Probable reserves of 55,651 million ounces as stated in January 2005, shows a 6% variance from SRK’s, and our Life of Mine production estimate of 62,347 million ounces shows a 3% variance from SRK’s. These variances were highlighted some time ago by Harmony itself for the benefit of the investing public and are variances easily explained through subtle differences in certain technical assumptions in the respective calculations. We are satisfied that the SRK report re-affirms our January 2005 reserve statement.” Bernard added.

It concerns us not only that certain Gold Fields employees continue to misrepresent the facts to the media, but more importantly to their own shareholders who continue to be disenfranchised in the process.

“We will not tolerate any further malicious misrepresentations, by Gold Fields or others.” Bernard concluded.

The relevant Gold Fields executives will be invited to disassociate themselves from the media articles in the event that they have been misquoted. Failing this on or before 13 May 2005, legal action will be pursued against the individuals concerned.

Issued by Harmony Gold Mining Company Limited

25 April 2005

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

or

Brenton Saunders

Executive, Investor Relations

on +27(0)83 607 4060

Investor Relations Officer

Vusi Magadana

Office: +27 11 684 0149

Mobile: +27(0)72 157 5986

Vusi.magadan@harmony.co.za

For the comprehensive set of results please visit www.harmony.co.za

ENDS	JSE: NYSE: ISIN No.:	HAR HMY ZAE000015228

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za                        NYSE: HMY        JSE: HAR

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.